EXHIBIT 99.1

News Release

Rosetta Genomics Announces IPO of Majority-owned Subsidiary Rosetta Green In Israel

•	Raises $6.06 million to advance microRNA technology in cleantech and other applications outside healthcare
•	Shares to trade on the Tel Aviv Stock Exchange under the ticker “RSTG”

PHILADELPHIA and REHOVOT, Israel (February 22, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG) today announced the closing of an initial public offering (IPO) of its majority-owned subsidiary, Rosetta Green, in Israel which raised gross proceeds of 21,900,960 NIS ($6.06 million).  Shares of Rosetta Green will trade on the Tel Aviv Stock Exchange (TASE) under the ticker symbol, “RSTG” beginning on February 23, 2011.

Rosetta Green sold 135,200 Units at 160.8 NIS ($44.51) per unit in the IPO, with each unit comprised of 25 ordinary shares, 25 Warrants 1 and 25 Warrants 2 for an aggregate of 3,405,000 ordinary shares, 3,405,000 Warrants 1 and 3,405,000 Warrants 2.  The Warrants 1 are exercisable at 8.04 NIS ($2.23) until February 8, 2013 and the Warrants 2 are exercisable at 9.65 NIS ($2.67) until February 8, 2015.  The underwriters purchased 37,983 Units for a total of 6,107,666 NIS ($1.69 million).    Following the public offering, Rosetta Green will have 9,905,000 shares outstanding and Rosetta Genomics will hold a 50.03% ownership position in Rosetta Green.

Rosetta Green is investigating the use of microRNAs in agricultural, industrial and clean technology applications, with a particular focus on improving feedstocks for biofuels and crops for agriculture. Rosetta Green has three patent applications covering the use of microRNAs in these areas.

“The capital raised through this IPO will allow Rosetta Green to further its important work in developing microRNAs for agricultural, industrial and clean technology applications,” said Kenneth A. Berlin, president and chief executive officer of Rosetta Genomics. “Establishing Rosetta Green as a separate, publicly-traded entity provides access to the capital markets to fund important developments and allows Rosetta Green to benefit from its accomplishments going forward. “

In connection with the IPO, Rosetta Genomics has entered into an agreement with Rosetta Green’s minority shareholders, pursuant to which it has agreed to not sell any Rosetta Green shares for a period of 12 months following consummation of the IPO and thereafter until the termination of 24 months following consummation of the IPO, Rosetta Genomics will be entitled to sell up to 1% of its holdings per month (which may be carried over for up to three months).

Clal Finance served as lead underwriter for the offering.  Other underwriters that participated in the syndicate were Meitav Issuances and Finance Ltd., Rosario Capital Ltd., Excellence Nasua Underwriters, Barak Capital Underwriting Ltd., Menora Mivtachim Underwriting and Management Ltd. and Analyst Underwriting and Issuances Ltd.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction or state.

About Rosetta Green

Rosetta Green was formed to translate Rosetta Genomics’ proven successes with microRNAs in human healthcare into areas of cleantech and plant biotechnology.  Rosetta Green is discovering the potential value of microRNAs to the plant biotechnology industry in a variety of applications such as advanced feedstocks for biofuels, agrotechnology, recombinant protein biosynthesis, chemicals production and more. Research conducted at Rosetta Green has shown a promising potential correlation between the expression of microRNAs and oil content in algae and drought tolerance in corn. To learn more, please visit www.rosettagreen.com.

About Rosetta Genomics

Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s microRNA-based tests, miRview™ squamous, miRview™ mets, miRview™ mets2 and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the potential creation of additional value for Rosetta Genomics’ stockholders constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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